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                         [THE VANGUARD GROUP/{R}/LOGO]


                                                              January 11, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

Re: Vanguard Bond Index Funds

Dear Mr. Sandoe:

         The following responds to your comments of January 5, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 37 that was filed on November 22, 2005.

COMMENT 1:  PROSPECTUS - FREQUENT TRADING OR MARKET TIMING

Comment: Are there any risks particular to the Bond Index Funds that present opportunities for arbitrage? If so, they should be included in the frequent trading or market timing section.

Response:         Given the bonds held by the indices tracked by these funds, there are no specific risks that require disclosure.

COMMENT 2:        PROSPECTUS - SHARE PRICE
Comment:          The disclosure references pricing bonds at 3 pm. If certain bonds are sold after 3 pm, wouldn't a 3 pm price for those bonds be stale?

Response:         A 3 pm price would be stale for bonds traded after 3pm.
                  Vanguard's pricing vendor uses a standardized 3 pm cut-off time to enable us to price the funds in order to come up with an NAV as of 4 pm. For any bonds that trade after 3 pm, Vanguard employs fair value pricing up until 4 pm to arrive at an appropriate price for the bond.

COMMENT 3:        SAI - INVESTING WITH VANGUARD THROUGH OTHER FIRMS
Comment:          The disclosure states that "The Fund will be deemed to have received a purchase or redemption order when an Authorized
                  Agent accepts the order in accordance with the Fund's instructions." Does this allow for time to pass between receiving and accepting the order? If so, there is a potential for violations of Rule 22c-1.

Response:         We think any confusion caused by the prior sentence is
                  addressed in the sentence that follows it in the SAI. That sentence explains that "In most instances, a


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January 11, 2006
Christian Sandoe
Page 2 of 2



                  customer order that is properly transmitted to an Authorized Agent will be priced at the Fund's NAV next determined after the order is received by the Authorized Agent." Authorized Agents will not transmit customer orders to the Fund until they receive them in good order, and so the Fund would be unable to be deemed to have received an order until the Agent has accepted such order.

COMMENT 4: SAI - PORTFOLIO  MANAGER  COMPENSATION
Comment: Does the disclosure regarding other accounts managed include all of the investment vehicles contemplated by Form N-1A?

Response:         Yes, although it is not disclosed in a tabular format, the stated number of other accounts managed includes all of the types of investment vehicles contemplated by Form N-1A.

TANDY REQUIREMENTS
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

             - Each Fund is  responsible  for the  adequacy  and accuracy of the disclosure in the filing.

             - Staff  comments or changes in  response to staff  comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

             - Each Fund may not  assert  staff  comments  as a  defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Funds acknowledge that:

             - Each Fund is  responsible  for the  adequacy  and accuracy of the disclosure in the filing.

             - Staff  comments or changes in  response to staff  comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

             - Each Fund may not  assert  staff  comments  as a  defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel